

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 12, 2021

Phyllis W. Newhouse
Chief Executive Officer
Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 30144

> **Re: Athena Technology Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 5, 2021**
> **File No. 333-252812**

Dear Ms. Newhouse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 5, 2021

Summary
Our Acquisition Process, page 12

1. Please revise to clarify the terms of the agreement by your officers and directors with respect to participation in other blank check companies. For example, on page 12 you disclose that your existing officers and directors have agreed (and future officers and directors will be required to agree) not to participate in the formation of, or become an officer or director of, any blank check company until you have entered into a definitive agreement regarding your initial business combination, failed to complete your initial business combination within 24 months from the completion of this offering or liquidated prior to the end of such 24 month period. However, on page 14 you disclose that your officers and directors have agreed not to participate in the formation of, or become an

officer or director of, any other special purpose acquisition company with a class of securities registered under the Exchange Act without your prior written consent, which will not be unreasonably withheld.

The Offering, page 15

2.   We note your disclosure on page 26 that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether stockholders will be allowed to redeem their shares if they do not vote, or abstain from voting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tamar Donikyan